Exhibit 99.3

Explanatory report of the General Partner on data under § 289 ss. 4, § 315 ss. 4 Commercial Code

The data contained in the management report to the group financial statements and the separate financial statements of Fresenius Medical Care AG & Co. KGaA according to § 289 ss. 4, § 315 ss. 4 Commercial Code are explained as follows:

1. Share capital matters, shareholders, Articles of Association

The Company’s share capital at December 31, 2008 comprises the following:

	Shares (number)	Subscribed capital (€ 000s)	As percentage of subscribed capital

Ordinary shares* / capital	293,932,036	293,932	98.7%
Preference shares/capital	3,810,540	3,811	1.3%
Total	297,742,576	297,743	100.0%

(*) Included are 80,863 (78,632 in 2007) ordinary shares with a nominal value of € 80,863 thousand (€ 78,632 thousand in 2007), which were granted to employees of the Company in 2008 in a company agreement. These ordinary shares have a two years holding period.

The Company’s shares are non-par bearer shares. The rights of the shareholders are governed by the German Stock Corporation Act (Aktiengesetz) and the Company’s Articles of Association. This stipulates that each ordinary share shall be entitled to one vote at the Company’s General Meeting. Preference shares do no give an entitlement to voting rights unless applicable legal provisions require otherwise. As compensation bearers of non-voting preference shares receive a dividend out of the Company’s unappropriated profits which is € 0.02 higher than that paid to bearers of ordinary shares, and at least a dividend in an amount of € 0.04 per preference share. The minimum dividend of € 0.04 per preference share takes precedence over the distribution of a dividend on the ordinary shares.

The General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. The General Partner does not participate in the profit or loss or net assets of the Company. The General Partner’s management authority also encompasses exceptional management measures. The right of the shareholders to consent to such measures at the general meeting is excluded. Vis-à-vis the General Partner, the Company is represented by the Supervisory Board.

The Compensation report relating to the determination of remuneration of the Managing Board of Fresenius Medical Care Management AG (as the personally liable partner of Fresenius Medical Care AG & Co. KGaA) and the remuneration of the Supervisory Board is included in the Notes to the Financial Statement.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner entity are no longer held directly or indirectly by a person, which at the same time must hold, directly or indirectly by means of a controlled company as defined by §17.1 Aktiengesetz (AktG), more than 25% of the Company’s share capital. Additionally, the General Partner will cease to be General Partner of the Company if the shares in the General Partner entity are acquired by another person

•	who does not at the same time acquire shares of the Company in the amount of more than 25% of the Company’s capital or

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who had not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the Company’s shareholders according to the rules of the German Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchases had paid for the share in the General Partner, if the amount for such consideration is above the amount of its equity capital.

The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

2. Special Participation in Capital

As at December 31, 2008, Fresenius SE based in Bad Homburg v.d.H. (Germany) holds 106.603.026 ordinary shares of the Company and thus 36.27% of the Company’s capital with voting rights.

3. Appointment of the management, amendment of the Articles of Association authorized and conditional capital

The appointment and removal of members of the Managing Board of the General Partner entity are governed by § 84 and § 85 AktG. Changes in the Articles of Association must be made in accordance with § 179 AktG in conjunction with § 133 AktG. The Company’s Articles of Association entitle the Company’s Supervisory Board, without resolution of the General Meeting, to make amendments to the Articles of Association which concern only its wording.

The General Partner is entitled, with the approval of the Supervisory Board, to increase the Company’s share capital as follows in accordance with the resolutions passed by the shareholders’ at the General Meeting:

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authorization, in the period up to August 29, 2010 to increase, on one or more occasions, the capital of the Company by up to a total of € 35,000 thousand by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital I).

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authorization, in the period up to August 29, 2010 to increase, on one or more occasions, the capital of the Company by up to a total of € 25,000 thousand by issuing new bearer ordinary shares in return for cash contributions and/or contributions in kind (Authorized Capital II).

In both cases, the General Partner is entitled, under certain circumstances and with the approval of the Supervisory Board, to decide on the exclusion of shareholders’ pre-emption rights.

In addition to the above, the following conditional capital is place:

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The Company’s share capital has been increased conditionally up to € 3,399 thousand. The conditional increase in capital will only be carried out to the extent that convertible bonds are issued in accordance with the Employee Participation Scheme in accordance with the shareholders’ resolution on September 24, 1996 and the holders of such convertible bonds exercise their conversion rights.

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The Company’s share capital has been increased conditionally up to € 2,402 thousand. The conditional increase in capital will only be carried out to the extent that convertible bonds are issued in accordance with the Stock Option Plan in accordance with the shareholders’ resolutions on June 10, 1998 and May 30, 2000 and the holders of such options exercise their rights.

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The Company’s share capital has been increased conditionally up to € 7,250 thousand. The conditional increase in capital will only be carried out to the extent that convertible bonds were issued in accordance with the International Employee Participation Scheme in accordance with the shareholders’ resolution on May 23, 2001 and the holders of such convertible bonds exercise their conversion rights.

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The Company’s share capital has been increased conditionally up to € 15,000 thousand. The conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2006 based on the shareholders’ resolution taken on May 9, 2006 and on May 15, 2007, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

4. Significant Contracts of the Company

Major agreements relating to a number of long-term financing agreements are in place, which are subject to various change of control conditions following a takeover offer. These contain change of control clauses with typical market terms; under these terms, creditors are given the right to terminate agreements early (normally where the change of control involves the Company’s rating being down-graded).

Hof an der Saale, April 2008

Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board